Ryan Lawrence
Deputy General Counsel
225 West Wacker, Suite 3000
Chicago, IL 60606
Main +1 312 470 1800
ryan.lawrence@cushwake.com
cushmanwakefield.com

February 26, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer Monick
Jeffrey Lewis

Re:	Cushman & Wakefield plc

Ladies and Gentlemen:

This letter is being submitted by Cushman & Wakefield plc (the “Company”) following additional telephonic conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”).

The Company acknowledges the Staff’s verbally-issued comment relating to the disclosure and presentation set forth in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (the “MD&A”) and undertakes to enhance its MD&A disclosure in future filings with the Commission in a manner consistent with its discussions with the Staff.

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Securities and Exchange Commission

February 26, 2020

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 424-8285 or Robert M. Hayward of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-2133.

Thank you for your assistance in this matter.

Sincerely,

/s/ Ryan Lawrence

Ryan Lawrence
Deputy General Counsel

Enclosure

cc:	Robert M. Hayward
Kirkland & Ellis LLP